December 14, 2005

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

3 PAGES VIA FAX: 202-772-9368

Re:

MAG Silver Corp.

Form 20-F for Fiscal Year Ended December 31, 2004

Filed June 29, 2005

File No. 0-50437

Dear Mr. Newberry:

We are in receipt of your letter dated December 9, 2005, to which we respectfully submit the following responses in your order of enquiry:

1.

Your disclosures on page 49 indicate that 20% of your operations are in Canadian dollars, while other disclosures indicate your properties and operations are in Mexico. Tell us how you determined that the disclosures under Item 11 with regard to foreign currency exchange risk were not applicable, or provide such disclosures.

We earlier had determined that Item 11 was not applicable to the Company and as a result did state that Item 11 was not applicable to the Company in our 2004 Form 20-F. We maintain that view.

The Company’s functional and reporting currency is the Canadian dollar. The Company is domiciled in Canada, is administered in Canada, and raises it’s funding in Canadian dollars. Of the funds expended in 2004 by the Company, approximately 20% was denominated in Canadian dollars for general and administrative expenses as well as for some exploration related costs. The Company maintains the majority of its cash on hand in Canadian dollars at all times.

The Company has operations in Mexico and thus the majority of its exploration costs are expended in Pesos; however, the Company holds no significant balance of Peso currency at any given time, specifically to avoid adverse currency risk. The Company converts Canadian dollars to Pesos only as and when needed.

The Company makes a relatively small percentage of its operating payments in US dollars. The Company holds only a limited balance of US dollars at any given time.

MAG Silver Corporation

Suite 328, 550 Burrard Street, Vancouver,  BC,  Canada  V6C 2B5

phone 604.630-1399  fax 604.484-4710  web www.magsilver.com

In addition, the Company:

a.

holds no derivatives or financial instruments denominated in foreign currency;

b.

holds no investments or debt securities denominated in foreign currency; and

c.

has not borrowed amounts or invested in monetary instruments denominated in foreign currency.

Based on these facts we do not feel Item 11 is applicable. In regard to the small currency risk the company is exposed to by virtue of its operations in Mexico, we feel that risk is not material and that such risk is adequately presented in Item 3. of the Company’s 2004 Form 20-F.

2.

The Independent Auditors’ Report is not manually signed by the auditing firm as required by Regulation S-X 2-02. Please provide a signed report.

The Independent Auditors for the Company did sign off on their opinion for the financial statements for the year ended December 31, 2004 and the Company did provide an image of the signed opinion to our Edgar filer. We are investigating why that image did not appear properly on the Edgar system. Attached to this letter is a copy of the signed opinion. For your comfort, our audit partner in Vancouver from Deloitte Touche is Mr. Terry Neill and you may call him to confirm that they have signed off if you wish too. His office telephone number in Vancouver is 604-640-3216.

We will proceed to file an image of the signed Auditors’ Report as an amendment to the 2004 Form 20-F promptly.

Closing Comments

In connection with the above response to your comments of December 9, 2005 we provide the following statement whereby the Company acknowledges:

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the Company is responsible for the adequacy and accuracy of the disclosure in our 20-F filing (the “Filing”); and

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SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this letter is sufficient for your purposes. Please feel free to contact me at any time if further information or clarification is needed. My office number is 604-630-1399.

Yours truly,

“Frank R. Hallam”

_______________________________

Frank R. Hallam, CFO

MAG Silver Corp.